July 6, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Donald Abbott
Mark Brunhofer

Re:	PartnerRe Ltd. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-14536

Ladies and Gentlemen:

We are writing in response to the Staff’s comments on PartnerRe’s Form 10-K for the fiscal year ended December 31, 2005, as transmitted to us in a letter dated May 4, 2006. For your convenience, we have restated the comments in full and in bold type and have keyed our responses to the numbering of the comments in your letter and the headings used in your letter. We have carefully considered the comments of the Staff and have provided the additional information requested.

Based on our review of the comments of the Staff and as set forth in our responses below, we generally agree with the enhancements suggested by the Staff, which we have incorporated in our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006, where such disclosures were appropriate. So that you may easily identify where the additional disclosures have been incorporated, we have included page references to our Annual Report on Form 10-K/A.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis, page 28

Critical Accounting Policies, page 31

General

1.	We believe this disclosure could be improved to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, except for your loss and loss expenses and life policy benefits that are discussed in the comments below, please provide us in a disclosure-type format the uncertainties in applying these accounting policies, the amount of the change in estimate for each period presented and a sensitivity analysis of the estimate at the balance sheet date quantifying the effect that reasonably likely changes in key assumptions could have on the financial statements.

Response to Comment 1: We have enhanced the discussion of our Critical Accounting Policies and Estimates in our Management’s Discussion and Analysis on pages 39 and 45 through 48 of our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006. However, we note that in most cases, it is difficult to isolate changes in estimates for each period presented from the normal and recurring accounting activity impacting the amounts recorded. Therefore, we have focused our disclosures primarily on the balance sheet sensitivity analysis.

Losses and Loss Expenses and Life Policy Benefits, page 31

The intent of the next six comments is to improve your loss reserve disclosure and communicate to investors your methods for developing loss reserve estimates, the accuracy of those estimates and how you have considered the historical changes in those estimates in developing your current estimates. We ask that you please keep this in mind in drafting your responses in order to address these objectives.

2.	In the third paragraph on page 32, you indicate the various actuarial methods you use to estimate your reserves. Please provide in a disclosure-type format a discussion that specifically addresses the strengths and weaknesses of each model. In addition, please specify the model used to estimate your reserves for each line of business and explain why you chose that model over the other models considered.

Response to Comment 2: We have enhanced the discussion of the strengths and weaknesses of each model on pages 40 and 41 of our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006. As discussed in our current disclosure, the Company estimates reserves “….after a review of the results of several commonly accepted actuarial projection methodologies. In selecting its best estimate, the Company considers the appropriateness of each methodology to the individual circumstances of the cell and underwriting year for which the projection is made.” As a consequence of our approach, the reserves for each line cannot be associated directly with the results of any single actuarial projection methodology but are generally the result of considering the outcomes of all projection methodologies. As discussed in our current disclosure, reserves for each line are typically the sum of reserve estimates for individual reserving cells that make up the line. Typically each line will consist of several reserving cells. In aggregate, the Company utilizes in excess of 300 cells for reserve analysis purposes. Furthermore, each cell is typically comprised of several underwriting years. Our actuaries use their judgment as to the appropriateness of the particular projection method to the circumstances of the cell and underwriting year under review.

3.	It is our understanding that included in the loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. To better understand the judgments and uncertainties in your loss reserving process please describe to us your methodology for including a provision for uncertainty in a disclosure-type format.

Response to Comment 3: We have enhanced the discussion of our reserving methodology on pages 42 and 43 of our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006.

4.	In the first paragraph on page 33, you indicate that you review the validity of your reserving assumptions and inputs on a periodic basis. Please provide in a disclosure-type format a discussion that specifically indicates the frequency in which you reassess the validity of your assumptions. If applicable, discuss whether the procedures used to review the validity of your reserving assumptions and inputs differ between your interim and annual reserve verifications.

Response to Comment 4: We have enhanced the discussion of our reserving process on pages 41 and 42 of our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006.

5.	Although you identify various critical assumptions in your loss reserving process on page 33, you do not identify the key assumptions that drive your loss reserves. Please provide in a disclosure-type format a discussion that identifies and describes those few key assumptions used for each of your lines of business.

Response to Comment 5: We have enhanced the discussion of key assumptions on page 42 of our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006.

6.	On page 34 you discuss your loss development and the general impact on expected loss ratios for each of the last three years. Please address the following comments related to your discussion of Non-Life sub-segments in a disclosure-type format:

a.	Explicitly identify the new event(s) that occurred, the current trends(s) observed or the additional information you acquired that caused the changes to your prior year reserve estimates for each line of business. Discuss the timing of the change in estimate to address why recognition occurred in the periods that it did and why recognition in earlier periods was not required. As a single example only, please discuss the events that caused the adverse development in recent years in the U.S. casualty line that prompted you to revise your loss development assumptions as indicated on pages 34 and 44.

b.	Discuss how each of your key assumptions has changed historically over the periods presented.

c.	Discuss how management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should link what has happened to the key assumptions in the past to what management is currently using as its key assumptions. As a single example only, please quantify the key assumptions and how you adjusted each of them as a result of the recent adverse development in the U.S. casualty line.

Response to Comment 6: The Company changes its prior year loss reserve estimates as a result of either:

(i)	changes in the assumptions the Company employs to project future losses; or

(ii)	differences between actual loss emergence during the financial period and loss emergence initially expected based on the loss reserving assumptions at the beginning of the period; or

(iii)	a combination of both reasons.

Thus, prior year reserve changes are not necessarily always associated with changes in reserving assumptions.

The Company revises the reserving assumptions it uses for each reserving cell in response to new information. The principal events that may lead to significant re-evaluations of assumptions are:

(i)	Losses paid/reported in excess/below expectations, which upon examination are deemed to reflect different loss emergence patterns and are not attributed to the random nature of the claims process. In particular, consistent deviation between actual and expected experience is likely to lead to a revision in loss development patterns.

(ii)	A change in our view of underlying loss trends.

(iii)	Information received from the cedant or obtained from the market regarding underlying business profitability and coverage provided. In particular, this may lead to a change in the a priori loss ratios we employ in our Bornheutter-Ferguson (B-F) and Benktander methods.

(iv)	New information on cedant practices, such as changes in the procedures used to establish case reserves.

Our reserving assumptions are revised in the period during which we become aware of the changed circumstances and the full effect of the change in assumptions is recognized during that period.

The Company utilizes numerous assumptions to project its loss reserves (e.g., loss development factors for each reserving cell, a priori loss ratios for each reserving cell/year etc.). Adjustments to reserving assumptions on some reserving cells can occur every quarter in response to one or more of the factors listed above. However, material changes to prior year estimates usually arise as a result of changes in assumptions that are systemic. We define as systemic those changes in assumptions that affect several lines or reserving cells simultaneously due to the same underlying causes. The main systemic reevaluations of assumptions over the last three years are outlined below:

(i)	During 2003, we increased the length of reporting patterns for several U.S. P&C casualty and multi-line sub-segments in response to continued loss emergence for older underwriting years in excess of the expectations based on the then used loss development patterns. The Company also expanded the categorization of its U.S. P&C business to reflect the separate underlying coverages provided to its cedants. As a result of the analysis of this expanded categorization, the Company utilizes longer development patterns for some of its business.

(ii)	During 2004, after a review of underlying loss trends in several European countries, the Company decided to change both the a priori loss ratios and reporting patterns used to project several reserving cells for motor excess of loss and casualty lines. This change affected reserving assumptions in our Global P&C sub-segment.

(iii)	During 2005, for U.S. P&C, upon re-examination of several pricing files and review of cedant information obtained during the renewal process, the Company decided to increase the a priori loss ratios used to project reserving cells for several large treaties written in recent years.

7.	On page 35 you disclose your net loss reserves by case reserves, ACR and IBNR for each segment. Please provide in a disclosure-type format the total loss reserve including the amounts for case reserves, ACR and IBNR by major line of business. Please reconcile the presentation of net loss reserves by line of business to the reserves recorded on your balance sheet.

Response to Comment 7: PartnerRe intends to disclose the total loss reserves including the amounts for case reserves, ACR and IBNR by major line of business in our Annual Report on Form 10-K for the year ended December 31, 2006.

Contractual obligations and commitments, page 66

8.	Please provide in a disclosure-type format a contractual obligation table that includes the estimated timing of payment of your policy benefits for life and annuity contracts and deposit liabilities. Otherwise please tell us in detail why you cannot reasonably estimate the timing of the payment of these obligations when you apparently have enough information available to reasonably estimate the obligation. In addition, please discuss the reason that amounts in the table differ from their recorded amounts in your 2005 financial statements.

Response to Comment 8: PartnerRe intends to include the estimated timing of payment on our policy benefits for life and annuity contracts and deposit liabilities in the contractual obligations and commitments table in our Annual Report on Form 10-K for the year ended December 31, 2006, together with a discussion as to the uncertainty of the amount and timing of payments and the impact on the Company’s liquidity as appropriate.

We have reviewed the table on page 66, and note the only amounts that differ from the recorded amounts in our 2005 financial statements relate to the trust preferred securities. As described in Footnote (3) to the table, because the Trust that issued the securities and PartnerRe Finance I Inc., which owns the Trust, do not meet the consolidation requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, the consolidated financial statements reflect the amount of the intercompany debt of $206.2 million, whereas we consistently discuss the principal amount of the trust preferred securities of $200.0 million, which will be paid to third parties at maturity.

Financial Statements, page 76

Consolidated Balance Sheets, page 76

9.	Please explain to us why you present cash and cash equivalents with your total investments when Rule 7-03 (a) of Regulation S-X requires separate presentation. We assume the objective of your cash management program is to earn interest on temporarily idle funds rather than to put capital at risk in the hope of benefiting from favorable price changes that may result from changes in interest rates or other factors. If your policy is not to treat all invested cash as a cash equivalent, then provide in a disclosure-type format your policy for determining what items are treated as cash equivalents. Refer to paragraph 10 of SFAS 95.

Response to Comment 9: PartnerRe has revised its consolidated balance sheets to show total investments, excluding cash and cash equivalents, on page 92 of our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006. All invested cash is treated as a cash equivalent in accordance with our accounting policy that defines cash equivalents to include debt securities that, at purchase, have a maturity of three months or less.

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies, page 80

10.	Your disclosure that "all entities meeting consolidation requirements have been included in the consolidation" is vague. Please provide in a disclosure-type format your principles of consolidation including discussion of subsidiaries, equity method investees and VIEs under FIN 46R. Please refer to Rule 4-08(a) of Regulation S-X.

Response to Comment 10: PartnerRe has expanded its disclosure relating to our principles of consolidation in our Notes to Consolidated Financial Statements on pages 96 and 97 of our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006.

Note 3: Investments

(i) Other Invested Assets, page 90

11.	Your equity in the earnings of Channel Re appears to be material in 2005. Please provide us with your analysis under Rules 3-09 and 4-08(g) of Regulation S-X indicating why you did not provide the financial statements or summary financial information of Channel Re.

Response to Comment 11: We have discussed this comment with the Staff in our letter to Ms. Carol Stacey dated June 27, 2006, and in a follow-up conference call on June 28, 2006. As agreed with the Staff, we have responded in the following manner. We have filed, as Exhibit 99 to our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006, the U.S GAAP unaudited financial statements of ChannelRe Holdings Ltd. (Channel Re) for the year ended December 31, 2005 and for the period from February 12, 2004 (date of inception) to December 31, 2004. The Company has filed Channel

Re's financial statements by June 30, 2006, as Channel Re is a foreign business with a fiscal year end of December 31, 2005. In addition, we have restated our Notes to Consolidated Financial Statements (see Footnote 20) to include the 4-08(g) disclosures (with a one-quarter time lag) on pages 133 and 134 of Partner Re's 2005 Annual Report on Form 10-K/A. We will include such financial information required by Rules 3-09 and 4-08(g) in our 2006 and 2007 Annual Reports on Form 10-K and in any future period where such significance test is met.

12.	It appears that you should include disclosure discussing the uncertainty of the accounting for financial guarantee insurance and the potential impact on the earnings of Channel Re. Please see www.fasb.org/project/financial_guarantee_insurance.shtml for the current FASB project. Please provide this information in a disclosure-type format or explain to us why it was not disclosed.

Response to Comment 12: We have included disclosure discussing the uncertainty of the accounting for financial guarantee insurance and the potential impact on the earnings of Channel Re in Footnote 20 to our 2005 consolidated financial statements included on page 134 of our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on June 30, 2006.

Note 14: Off-Balance Sheet Arrangements, Page 101

13.	Please tell us how you accounted for the forward sale agreement with Citibank Global Markets, Inc. Please reference the authoritative literature you relied upon to support your position.

Response to Comment 13: The forward sale agreement with an affiliate of Citibank Global Markets, Inc. was entered into contemporaneously with and in contemplation of a loan agreement with Citibank, N.A. We accounted for the loan and forward sale agreement based on their relative fair values in accordance with APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. The forward sale agreement was accounted for as an equity transaction. In coming to this conclusion, we examined Statement of Financial Accounting Standards (FAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity and FAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Based on our analysis, it is our opinion that FAS No. 150 does not apply to the range forward contract. In reaching this conclusion, we considered that because the number of shares in the agreement are fixed, and there is variability in the payment amount in the same direction as the share price, that there are no features which would indicate the settlement is predominately for a fixed monetary amount, which would require its classification as a liability.

Although the forward sale agreement meets the definition of a derivative, it is excluded from FAS No. 133 by paragraph 11(a) as “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position”.

We therefore reviewed Emerging Issues Task Force (EITF) No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock to determine if the scope exemption of paragraph 11(a) of FAS No. 133 applied. Under EITF No. 00-19, because the range forward contract requires physical delivery of shares, it is classified in equity. Since both the settlement price and the dividend adjustment feature are based solely on the share price and dividends per share, the range forward contract is considered indexed to our common stock (in accordance with EITF No. 01-6, The Meaning of "Indexed to a Company's Own Stock"), and not a derivative (which would be accounted for under FAS No.133). Under EITF No. 00-19, subsequent changes in the fair value of the forward contract will not be recorded as long as the contract remains recorded in equity. We reviewed the contract to ensure it met EITF No. 00-19’s requirements as it relates to equity instruments, specifically paragraphs 12 through 32, inclusive.

As a result of our determination that the contract would be recorded as equity, at the inception of the contract, the contract fee of approximately $29 million (determined as the relative fair value of the contract fee) related to the forward sale agreement was recorded against additional paid-in capital (consistent with the cost of raising equity capital) with a corresponding liability, as it will be paid over the next three years. As the quarterly contract fees are paid, the corresponding liability will be reduced, and an immaterial interest expense charge will be recognized in the income statement. When the contract settles and shares are issued, it will be accounted for as a normal increase to shareholders’ equity, with a debit to cash for the amount of the proceeds and credit to the related common stock and additional paid-in capital amounts.

In connection with the foregoing response to the Staff’s comments, PartnerRe acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2005.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

We hope that this information addresses your comments relating to our disclosure. Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact either myself at (203) 485-8150 or Ethan James at (212) 450-4244.

Very truly yours,

/s/ Laurie A. Desmet

Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.

cc:	Albert Benchimol	Scott D. Moore	Richard Sandler
	Amanda Sodergren	PartnerRe U.S. Corporation	Ethan James
	PartnerRe Ltd.		Davis Polk & Wardwell

Liquidity and Cash Flows

     The Company aims to be a reliable and financially secure partner to its cedants. This means that the Company must maintain sufficient liquidity at all times so that it can support cedants by settling claims quickly. The Company generates cash flows primarily from its underwriting and investment operations. Management believes that a profitable, well-run reinsurance organization will generate sufficient cash from premium receipts to pay claims, acquisition costs and operating expenses in most years. To the extent that underwriting cash flows are not sufficient to cover operating outflows in any year, the Company will utilize cash flows generated from investments and may ultimately liquidate assets from its investment portfolio. Management ensures that its liquidity requirements are supported by maintaining a high-quality, well-balanced and liquid portfolio and by matching the duration of its investment portfolio with that of its net reinsurance liabilities. For the past three years, the Company has generated over $1 billion per year in operating cash flows from both its underwriting and investment operations. In 2006, the Company expects there will be pressure on cash flows as a result of the significant expected claims payouts from the 2005 catastrophic events. Notwithstanding this, the Company expects to continue to generate positive operating cash flows in 2006. Management also maintains credit facilities with banks that would procure efficient access to cash in the event of an unforeseen cash requirement.

Critical Accounting Policies and Estimates

     The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following presents a discussion of those accounting policies and estimates that Management believes are the most critical to its operations and require the most difficult, subjective and complex judgment. If actual events differ significantly from the underlying assumptions and estimates used by Management, there could be material adjustments to prior estimates that could potentially adversely affect the Company’s results of operations, financial condition and liquidity. These critical accounting policies should be read in conjunction with the Company’s Notes to Consolidated Financial Statements, including Note 2, Significant Accounting Policies, for a full understanding of the Company’s accounting policies.

Losses and Loss Expenses and Life Policy Benefits

     Because a significant amount of time can lapse between the assumption of risk, occurrence of a loss event, the reporting of the event to an insurance company (the primary company or the cedant), the subsequent reporting to the reinsurance company (the reinsurer) and the ultimate payment of the claim on the loss event by the reinsurer, the Company’s liability for unpaid losses and loss expenses (loss reserves) is based largely upon estimates. The Company categorizes loss reserves into three types of reserves: reported outstanding loss reserves (case reserves), additional case reserves (ACRs) and incurred but not reported (IBNR) reserves. Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company. ACRs are established for particular circumstances where, on the basis of individual loss reports, the Company estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs. Unlike case reserves and ACRs, IBNR reserves are generally calculated in the aggregate for each line of business and they cannot usually be identified as reserves for a particular loss or treaty. The Company updates its estimates for each of the aforementioned categories on a quarterly basis using information received from its cedants. The Company also estimates the future unallocated loss adjustment expenses associated with the loss reserves (ULAE) and these form part of the Company’s loss adjustment expense reserves. The Company’s Non-life loss reserves for each category and sub-segment are reported in the table included later in this section.

     The amount of time that elapses before a claim is reported to the cedant and then subsequently reported to the reinsurer is commonly referred to in the industry as the reporting tail. Lines of business for which claims are reported quickly are commonly referred to as short-tail lines; and lines of business for which a longer period of time elapses before claims are reported to the reinsurer are commonly referred to as long-tail lines. In general, for reinsurance, the time lags are longer than for primary business due to the delay that occurs between the cedant becoming aware of a loss and reporting the information to its reinsurer(s). The delay varies by reinsurance market (country of cedant), type of treaty, whether losses are paid by the cedant and the size of the loss. The delay could vary from a few weeks to a year or sometimes longer. For both short and long-tail lines, the Company’s objective is to estimate ultimate losses and loss expenses. Total loss reserves are then calculated by subtracting losses paid. Similarly, IBNR reserves are calculated by subtraction of case reserves and ACRs from total loss reserves.

     The Company analyzes its ultimate losses and loss expenses after consideration of the loss experience of various reserving cells. The losses on each treaty for every underwriting year are assigned to a reserving cell. An underwriting year is the year during which the reinsurance treaty was entered into as opposed to the year in which the loss occurred (accident year), or the calendar year for which financial results are reported. The reserving cells are selected in order to ensure that the underlying treaties have homogeneous loss development characteristics (e.g. reporting tail) but are large enough to make estimation of trends credible. The selection of reserving cells is reviewed annually and changes over time as the business of the Company evolves. For each reserving cell, the Company’s estimates of loss reserves are reached after a review of the results of several commonly accepted actuarial projection methodologies. In selecting its best estimate, the Company considers the appropriateness of each methodology to the individual circumstances of the cell and underwriting year for which the projection is made. The methodologies that the Company employs include, but may not be limited to, paid loss development methods, incurred loss development methods, paid Borhuetter Ferguson (B-F) methods, incurred B-F methods, loss ratio methods and Bektander methods. In addition, the Company uses other methodologies to estimate liabilities for specific types of claims. For example, internal and vendor catastrophe models are typically used in the estimation of loss and loss expenses at the early stages of catastrophe losses before loss information is reported to the reinsurer. In the case of asbestos and environmental claims, the Company has established reserves for future loss and allocated loss expenses based on the results of periodic actuarial studies, which consider the underlying exposures of the Company’s cedants.

     Often the selected best estimate is a blend of the results from two or more methods (e.g., weighted averages). Furthermore, the judgment as to which method(s) is most appropriate for a particular underwriting year and reserving cell could change over time as new information emerges regarding underlying loss activity and other data issues. A brief discussion of the strengths and weaknesses of the various standard actuarial techniques we use is as follows:

Loss development methods (reported or paid)

     These methods use the underlying assumption that losses reported (paid) for each underwriting year at a particular development stage follow a stable pattern. For example, the reported loss development method assumes that on average every underwriting year will display the same percentage of ultimate liabilities reported by our cedants (say x%) at 24 months after the inception of the underwriting year. The percentages reported (paid) are established for each development stage (e.g., at 12 months, 24 months etc.) after examining historical averages from the loss development data. These are sometimes supplemented by external benchmark information. We estimate ultimate liabilities by multiplying the actual reported (paid) losses by the reciprocal of the assumed reported (paid) percentage (e.g., 1/x%). Reserves are then calculated by subtracting paid claims from the estimated ultimate liabilities.

     The main strengths of the method are that it is reactive to loss emergence (payments) and that it makes full use of historical experience on claim emergence (payments). For homogeneous low volatility lines, under stable economic conditions the method can often produce good estimates of ultimate liabilities and reserves. However, the method has weaknesses when the underlying assumption of stable patterns is not true. This may be the consequence of changing mix of business, changes in claim inflation trends, changes in claim reporting practices or presence of large claims, among other things. Furthermore, the method tends to produce volatile estimates of ultimate liabilities in situations where there is volatility in loss reported (paid) patterns. In particular, when the expected percentage reported (paid) is low, small deviations between actual and expected claims can lead to very volatile estimates of ultimate liabilities and reserves. Consequently, this method is often unsuitable for projections at early development stages of an underwriting year. Finally, the method fails to incorporate any information regarding market conditions, pricing, etc., which could improve the estimate of liabilities and reserves. It therefore tends not to perform very well in situations where there are rapidly changing market conditions.

Bornhuetter-Ferguson (B-F) methods (reported or paid)

     These methods address the concern of variability at early stages of development and the failure to incorporate external information such as pricing. Unreported (unpaid) claims are calculated using an expected reporting (payment) pattern and an externally determined estimate of ultimate liabilities (usually determined by multiplying an a priori loss ratio with estimates of premium volume). The accuracy of the a priori loss ratio is a critical assumption in this method. Usually a priori loss ratios are initially determined on the basis of pricing information, but may also be adjusted to reflect other information that subsequently emerges about underlying loss experience. Although the method tends to provide less volatile indications at early stages of development and reflects changes in the external environment, this method can be slow to react to emerging loss development (payment). In particular, to the extent that the a priori loss ratios prove to be inaccurate (and are not revised), the B-F methods will produce loss estimates that take longer to converge with the final settlement value of loss liabilities.

Benktander methods (reported or paid)

     These methods can be viewed as a blend between the two methods described above. The blend is based on predetermined weights at each development stage that depend on the reported (paid) development patterns. Although mitigated to some extent, this method still exhibits the same advantages and disadvantages as the B-F method, but the mechanics of the calculation imply that it is more reactive to loss emergence (payment) than the B-F method.

     The reserve methodologies employed by the Company are dependent on data that the Company collects. This data consists primarily of loss amounts reported by the Company’s cedants, loss payments made by the Company’s cedants, and premiums written and earned reported by the cedants or estimated by the Company. The actuarial methods used by the Company to project its liabilities recorded today but that will be paid in the future (future liabilities) do not generally include methodologies that are dependent on claim counts reported, claim counts settled or claim counts open because, due to the nature of the Company’s business, this information is not routinely provided by the cedants for every treaty. Consequently, actuarial methods relying on this information cannot be used by the Company to estimate loss reserves.

     The Company examines loss development trends by underwriting year to determine various assumptions that are required as inputs in the actuarial methodologies it employs. This typically involves the analysis of historical loss development trends by reserving cell and by underwriting year, and the calculation of long-term averages. In addition, the Company utilizes external or internal benchmark sources of information for the reserving cells for which the Company does not have sufficient loss development data to calculate credible trends.

     Several underlying assumptions are used in the construction of average trends and their subsequent use in the actuarial methodologies we employ. The validity of these underlying assumptions is reviewed periodically and if appropriate, modifications are made in the selection of average trends or other reserving inputs to reflect deviations from the underlying assumptions.

     The validity of all assumptions used in the reserving process is reaffirmed on a quarterly basis. Reaffirmation of the assumptions means that the actuaries determine that the assumptions continue to form a sound basis for projection of future liabilities. Assumptions used in projecting future liabilities are themselves estimates based on historical information. As new information becomes available (e.g., additional losses reported), our actuaries determine whether a revised estimate of the reserving assumptions that reflects all available information is consistent with the previous reserving assumptions employed. In general, to the extent that the revised estimate of assumptions are within a close range of our original assumptions, we determine that the assumptions employed continue to form an appropriate basis for projections and continue to use the original assumptions in our models. In this case, any differences could be attributed to the imprecise nature of the assumption estimation process. However, to the extent that the deviations between the two sets of estimates are not within a close range of our original assumptions, we react by adopting the revised assumptions as a basis for our reserve models. Notwithstanding the above, even where we have experienced no material deviations from our original assumptions during any quarter, we will generally revise our reserving assumptions at least once a year to reflect all accumulated available information. Critical underlying assumptions are:

(i)	the cedant’s business practices will proceed as in the past with no material changes either in submission of accounts or cash flows;

(ii)	any internal delays in processing accounts received by the cedant are not materially different from that experienced historically, and hence the implicit reserving allowance made in loss reserves through our methods continues to be appropriate;

(iii)	case reserve reporting practices, particularly the methodologies used to establish and report case reserves, are unchanged from historical practices;

(iv)	the Company’s internal claim practices, particularly the level and extent of use of ACRs are unchanged;

(v)	historical levels of claim inflation can be projected into the future and will have no material effect on either the acceleration or deceleration of claim reporting and payment patterns;

(vi)	the selection of reserving cells results in homogeneous and credible future expectations for all business in the cell and any changes in underlying treaty terms are either reflected in cell selection or explicitly allowed in the selection of trends;

(vii)	in cases where benchmarks are used, they are derived from the experience of similar business; and

(viii)	the Company can form a credible initial expectation of the ultimate loss ratio of recent underwriting years through a review of pricing information supplemented by qualitative information on market events.

     All of our critical assumptions can be thought of as key assumptions in the sense that they can have a material impact on the adequacy of our reserves. In general, the various actuarial techniques we use assume that loss reporting and payment patterns in the future can be estimated from past experience. To the extent that any of the above assumptions is not valid, future payment and reporting patterns could differ from historical experience. In practice it is difficult to be precise on the effect of each assumption. However, due to a greater potential for estimation error, and thus greater volatility, our reserves may be more sensitive to the effects of deviations from assumptions (v), (vii) and (viii) than the other assumptions.

     The Company’s best estimate of total loss reserves is typically in excess of the midpoint of the actuarial reserve estimates. The Company believes that there is potentially significant risk in estimating loss reserves for long-tail lines of business and for immature underwriting years that may not be adequately captured through traditional actuarial projection methodologies. These methodologies usually rely heavily on projections of prior year trends into the future. In selecting its best estimate of future liabilities, the Company considers both the results of actuarial point estimates of loss reserves as well as the potential variability of these estimates as captured by a reasonable range of actuarial reserve estimates. Selected reserves are always within the indicated reasonable range of estimates indicated by the Company’s actuaries. However, primarily for long-tail lines and immature underwriting years, the Company’s best estimate of reserves reflects the effect of inherent risks that the

Company believes are not adequately reflected in actuarial point estimates. In determining the appropriate best estimate, the Company reviews (i) the position of overall reserves within the actuarial reserve range, (ii) the result of bottom up analysis by underwriting year reflecting the impact of parameter uncertainty in actuarial calculations, and (iii) specific qualitative information on events that may have an effect on future claims but which may not have been adequately reflected in actuarial mid-estimates, such as potential for outstanding litigation, claims practices of cedants, etc.

     In general, the estimates of loss reserves recorded for short-tail business are subject to less volatility than those for long-tail lines. Carried loss reserves for the U.S. P&C sub-segment are considered to be predominantly long-tail due to the significant volume of U.S. casualty business written in this sub-segment. The casualty line comprised 69% of the net premiums written for this sub-segment, or 16% of the Company’s total net premiums written in 2005. The remaining business within this sub-segment, motor and property, is considered to be short-tail. Within the Global (Non-U.S.) P&C subsegment, the Company considers both its casualty business as well as its non-proportional motor business to be long-tail. These two lines represented 24% of the net premiums written in the Global (Non-U.S.) P&C sub-segment, or 6% of the Company’s total net premiums written in 2005. Management considers the short-tail lines within the Global (Non-U.S.) P&C sub-segment to be property and proportional motor. The Worldwide Specialty sub-segment is primarily comprised of lines of business that are thought to be either short or medium-tail. The short-tail lines consist of agriculture, catastrophe, energy, credit/surety and specialty property and account for 57% of the net premiums written in this sub-segment, or 24% of the Company’s total net premiums written in 2005. Aviation/space, engineering and marine are considered by the Company to have a medium-tail and represent 33% of this sub-segment’s 2005 net premiums written, or 14% of the Company’s total net premiums written in 2005. Specialty casualty business is considered to be long-tail and represents 9% of net premiums written in this sub-segment, or 4% of the Company’s total net premiums written in 2005.

     Within the Company’s U.S. P&C sub-segment, the Company reported net adverse loss development for prior accident years in 2005, 2004 and 2003. This primarily affected the casualty line in 2005 and 2003 and the motor line in 2004. The net adverse loss development in the casualty line in 2005 was primarily due to a revaluation of the loss development assumptions used by the Company to estimate future liabilities in a number of recent underwriting years on a limited number of treaties, and more particularly in the specialty casualty line. During 2004, the Company observed an industry-wide deterioration of loss development for prior accident years in the motor line, particularly on the non-proportional treaties. For the motor and casualty lines of business, the Company received loss information from cedants for prior accident years that included no significant losses but a series of attritional losses. Attritional losses or reductions are losses or reductions than may not be significant on an individual basis, but are monitored on an aggregated basis by the Company to identify trends that may be meaningful from a reserving standpoint. Upon consideration of this new information received during 2005, 2004 and 2003, the Company revised the loss development assumptions it uses in performing its actuarial analysis and increased its expected ultimate loss ratios, which had the effect of increasing loss reserves for prior accident years by $48 million, $30 million and $88 million, respectively, during 2005, 2004 and 2003. In particular, the Company revised the historical loss patterns and expected loss ratios that it uses in its actuarial analysis of loss reserves for the affected losses.

     For the Global (Non-U.S.) P&C sub-segment, the Company reported net favorable loss development for prior accident years in 2005 and 2003, and net adverse loss development in 2004. During 2005, the Company observed an improvement in the loss experience in the property line. Losses reported by cedants during 2005 regarding prior accident years were lower than expected, which led the Company to decrease its expected ultimate loss ratios, which had the effect of decreasing the Company’s loss estimates for prior years by $67 million. During 2004, the Company observed a deterioration in the loss experience in the motor and casualty lines. Losses reported by cedants regarding prior accident years were higher than expected, which led the Company to increase its expected ultimate loss ratios, which had the effect of increasing loss reserves by $24 million. During 2003, the Company reported $11 million of net favorable loss development. Losses reported by cedants during 2005, 2004 and 2003 regarding prior accident years included no significant loss or loss reductions but a series of attritional losses or loss reductions.

     It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total Non-life carried loss reserves.

     Estimates of ultimate liabilities are contingent on many future events. The eventual outcome of these events may be different from the assumptions underlying the reserve estimates. Loss reserves are established to cover the Company’s estimated liability for the payment of all losses and loss expenses incurred with respect to premiums earned on the contracts that it writes. Loss reserves do not represent an exact calculation of liability. Loss reserves are estimates involving actuarial and statistical projections at a given time to reflect the Company’s expectations of the costs of the ultimate settlement and administration of claims. In the event that the business environment and social trends diverge from historical trends, the Company may have to adjust its loss reserves to amounts falling significantly outside its current estimate range. Management believes that the recorded loss reserves represent its best estimate of future liabilities based on information available as of December 31, 2005. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the period in which the need for an adjustment is determined.

     Liabilities for policy benefits for ordinary life and accident and health policies have been established based upon information reported by cedants supplemented by the Company’s actuarial estimates of mortality, critical illness, persistency and future investment income, with appropriate provision to reflect uncertainty. Future policy benefit reserves for annuity and universal life products are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and critical illness claims in the process of settlement and claims that are assumed to have been incurred but not yet reported. Interest rate assumptions used to estimate liabilities for policy benefits for life and annuity contracts ranged from 1.5% to 5.5% . Actual experience in a particular period may vary from expected experience and, consequently, may affect the Company’s results in future periods.

     Included in the business that is considered to have a long reporting tail is the Company’s exposure to asbestos and environmental claims. The Company’s net reserve for unpaid losses and loss expenses as of December 31, 2005 included $97 million that represents an estimate of its net ultimate liability for asbestos and environmental claims. The majority of this loss and loss expense reserve relates to U.S. casualty exposures arising from business written by PartnerRe SA and PartnerRe U.S. (See Note 4 to Consolidated Financial Statements.) Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. There can be no assurance that the loss reserves established by the Company will not be adversely affected by the development of other latent exposures, and further, there can be no assurance that the loss reserves established by the Company will be adequate. The Company does, however, actively evaluate potential exposure to asbestos and environmental claims and establishes additional loss reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues that would materially affect its loss and loss expense estimates.

Premiums and Deferred Acquisition Costs

     The Company provides proportional and non-proportional reinsurance coverage to cedants (insurance companies). In most cases, cedants seek protection for business that they have not yet written at the time they enter into reinsurance agreements and have to estimate the volume of premiums they will cede to the Company. Reporting delays are inherent in the reinsurance industry and vary in length by reinsurance market (country of cedant) and type of treaty. As delays can vary from a few weeks to a year or sometimes longer, the Company produces accounting estimates to report premiums and acquisition costs until it receives the cedants’ actual results. Approximately 44% of the Company’s reported net premiums written for 2005 and 2004 were based upon estimates.

     Under proportional treaties, which represented 65% of premiums written for the year December 31, 2005, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Under this type of treaty, the Company’s ultimate premiums written and earned and acquisition costs are not known at the inception of the treaty and must be estimated until the cedant reports its actual results to the Company. Under non-proportional treaties, which represented 35% of premiums written for the year December 31, 2005, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or minimum premium, which is subject to upward adjustment depending on the premium volume written by the cedant. Under this type of treaty, the minimum premiums written and earned and the related acquisition costs are known, and the Company must estimate the premium adjustment and the related acquisition costs until the cedant reports its actual results used in the calculation of the adjustment.

     Reported premiums written and earned and acquisition costs are generally based upon reports received from cedants and brokers, supplemented by the Company’s own estimates of premiums written and acquisition costs for which ceding company reports have not been received. Premiums and acquisition cost estimates are determined at the individual treaty level. The determination of estimates requires a review of the Company’s experience with cedants, familiarity with each geographic market, a thorough understanding of the individual characteristics of each line of business, and the ability to project the impact of current economic indicators on the volume of business written and ceded by the Company’s cedants. Estimates for premiums and acquisition costs are updated continuously as new information is received from the cedants. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.

     The magnitude and impact of a change in premium estimates differs for proportional and non-proportional treaties. Non-proportional treaties generally include a fixed minimum premium and an adjustment premium, which is generally less than 5% of the fixed premium. While fixed minimum premiums require no estimation, adjustment premiums are estimated and could be subject to changes in estimates. Although proportional treaties may be subject to larger changes in premium estimates, as generally the Company receives cedant statements in arrears and must estimate all premiums for periods ranging from one month to more than one year, depending on the frequency of cedant statements, the impact is mitigated by changes in cedant reported losses. The impact of the change in estimate on premiums earned and pre-tax results varies depending on when the change becomes known during the risk period and the underlying profitability of the treaty.

     A 5% decrease in premium estimates for all of the Company’s non-life non-proportional treaties would reduce 2005 pre-tax income by as much as $21 million, assuming the reductions become known at the mid-point of the risk period. Conversely, an increase in premium estimates of 5% would increase pre-tax income by the same amount.

     For proportional treaties, the impact of a change in premium estimates on pre-tax income varies depending on the losses and loss expenses and acquisition costs of the treaty affected by the change. For example, a 5% increase in premiums earned in 2005 across all non-life proportional treaties would increase pre-tax income by $5 million, assuming a 90% technical ratio. Conversely, a 5% decrease in premiums earned in 2005 on the same treaties would decrease pre-tax income by $5 million assuming a 90% technical ratio. A technical ratio is obtained by dividing losses and loss expenses and acquisition costs by net premiums earned. These estimates assume the changes become known at the mid-point of the risk period.

     A 1% increase (decrease) in acquisition costs for all of the Company’s treaties (both proportional and non-proportional) for the year ended December 31, 2005, would (reduce) increase pre-tax income by $8 million, assuming no change in premium estimates.

Other-than-Temporary Impairment of Investments

     The Company regularly evaluates the fair value of its investments to determine whether a decline in fair value below the amortized cost basis (original cost basis for equities) is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the amortized cost of the individual security is written down to fair value as its new cost basis, and the amount of the write-down is included as a realized investment loss in the Consolidated Statements of Operations, which reduces net income in the period in which the determination of other-than-temporary impairment is made. In contrast, temporary losses are recorded as unrealized investment losses, which do not impact net income, but reduce accumulated other comprehensive income, except for those related to trading securities, which are recorded immediately as realized losses in net income.

     To determine whether securities with unrealized investment losses are impaired, the Company must, for each specific issuer or security, evaluate whether events have occurred that are likely to prevent the Company from recovering its initial investment in the security. In the Company’s determination of other-than-temporary impairment, the Company reviews and evaluates the issuer’s overall financial condition, the issuer’s credit and financial strength ratings, general market conditions in the industry or geographic region in which the issuer operates, general economic and financial market conditions including changes in interest rates, the length of time for which the fair value of an issuer’s securities remain below cost, and other factors that may raise doubt about the issuer’s ability to continue as a going concern.

     As of December 31, 2005, the Company held investment positions that carried gross unrealized losses of $81 million, including $22 million on securities that carried unrealized losses for more than 12 continuous months. Most unrealized losses were caused by increases in interest rates since the Company’s purchase of the investments, and the Company intends to hold these investments until recovery. Also in Management’s judgment, the Company had no significant unrealized losses caused by other factors and circumstances, including an issuer’s specific corporate risk or due to industry or geographic risk, for which an other-than-temporary impairment charge has not been taken. If the Company had impaired 10% of all securities that were in an unrealized loss position for more than 12 continuous months at December 31, 2005, net income for 2005 would have been reduced by $2 million, pre-tax. However, there would be no change in the Company’s comprehensive income or shareholders’ equity, as the realization of the unrealized market value depreciation would transfer the loss from the accumulated other comprehensive income section of the balance sheet to net income on the statement of operations and retained earnings on the balance sheet. See Management’s Discussion and Analysis of Financial Condition and Results of Operation - Financial Condition and Liquidity and Capital Resources below.

Income Taxes

     FASB Statement No. 109 “Accounting for Income Taxes” (SFAS 109) provides that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and carry forwards. SFAS 109 also establishes procedures to assess whether a valuation allowance should be established for deferred tax assets. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Management must use its judgment in considering the relative impact of negative and positive evidence.

     The Company has estimated the future tax effects attributed to temporary differences and has a deferred tax asset at December 31, 2005 of $183 million, net of a valuation allowance of $1 million. The most significant component of the deferred tax asset relates to tax loss carryforwards in France and in Switzerland. At December 31, 2005, the deferred tax asset relating to the French tax loss carryforward was $48 million, subject to an indefinite carryforward period and the deferred tax asset relating to the Swiss tax loss carryforward was $33 million, subject to a seven year carryforward period. The change in valuation allowance related to the tax loss carryforward resulted in a tax (benefit) charge of $(15.5) million, $16.3 million and $nil for the years ended December 31, 2005, 2004 and 2003, respectively.

     The Company has projected future taxable income in the tax jurisdictions in which the deferred tax assets arise. These projections are based on Management’s projections of premium and investment income, and technical and expense ratios. Based on these projections, Management evaluates the need for a valuation allowance. A 10% reduction in the deferred tax asset as of December 31, 2005 of $183 million, net of valuation allowance, would result in a $18 million charge to income and a corresponding reduction in total assets.

     The deferred tax liabilities as of December 31, 2005 were $78 million. In accordance with SFAS 109, the Company has assumed that the future reversal of deferred tax liabilities will result in an increase in taxes payable in future years. Underlying this assumption is an expectation that the Company will continue to be subject to taxation in the various tax jurisdictions and the Company will continue to generate taxable revenues in excess of deductions. A 10% reduction in the deferred tax liability as of December 31, 2005 would result in a tax benefit of $8 million booked to income and a corresponding reduction in total liabilities.

Goodwill

     On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires that the Company make an annual assessment as to whether the value of the Company’s goodwill asset is impaired. This assessment is performed at the reporting unit level. Impairment, which can be either partial or full, is based on the individual reporting unit fair value analysis. Based upon the Company’s assessment at the reporting unit level, there was no impairment of its goodwill asset of $430 million as of December 31, 2005.

     In making an assessment of the value of its goodwill, the Company uses both market based and non-market based valuations. Assumptions underlying these valuations include an analysis of the Company’s stock price relative to both its book value and its net income in addition to forecasts of future cash flows and future profits. Significant changes in the data underlying these assumptions could result in an assessment of impairment of the Company’s goodwill asset. In addition, if the current economic environment and/or the Company’s financial performance were to deteriorate significantly, this could lead to an impairment of goodwill, the write-off of which would be recorded in net income in the period such deterioration occurred. Assuming a 10% decline in the fair value of the reporting units at December 31, 2005 would not require an impairment of the goodwill asset.

Valuation of Certain Derivative Financial Instruments

     As part of its ART operations, the Company utilizes non-traded derivatives. The changes in fair value of these derivatives are recorded in other income in the Consolidated Statements of Operations and are included in the determination of net income in the period in which they are recorded. The Company uses internal valuation models to estimate the fair value of these derivatives and develops assumptions that require significant judgment, such as the timing of future cash flows of reference securities, credit spreads and general levels of interest rates. For weather derivatives, the Company develops assumptions for weather measurements as of the valuation date of the derivative and for probable future weather observations based on forecasts and statistical analysis of historical data. Significant changes in the data underlying these assumptions could result in a significantly different valuation of the derivatives and significant adjustments to net income in the period in which the Company makes the adjustment.

Results of Operations

Overview

     The Company measures its performance in several ways. Among the performance measures accepted under U.S. GAAP is diluted net income per share, a measure that focuses on the return provided to the Company’s common shareholders. Diluted net income per share is obtained by dividing net income available to common shareholders by the weighted average number of common and common share equivalents outstanding. As the effect of dilutive securities would have been antidilutive in 2005 due to the Company’s reported net loss, the fully diluted per share figure for the year ended December 31, 2005 was compiled using the basic weighted average number of common shares outstanding. Net income available to common shareholders is defined as net income less preferred share dividends.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PartnerRe Ltd.
Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except parenthetical share data)

	December 31,	December 31,
	2005*	2004*

Assets
Investments:
Fixed maturities, available for sale, at fair value (amortized cost: 2005, $6,682,243; 2004,
$6,611,683)	$6,686,822	$6,723,580
Short-term investments, available for sale, at fair value (amortized cost: 2005, $231,442;
2004, $28,691)	230,933	28,694
Equities, available for sale, at fair value (cost: 2005, $1,246,192; 2004, $887,006)	1,334,374	1,010,777
Trading securities, at fair value (cost: 2005, $210,432; 2004, $102,371)	220,311	108,402
Other invested assets	104,920	90,268

Total investments	8,577,360	7,961,721
Cash and cash equivalents, at fair value, which approximates amortized cost	1,001,378	436,003
Accrued investment income	143,548	151,871
Reinsurance balances receivable	1,493,507	1,522,989
Reinsurance recoverable on paid and unpaid losses	217,948	183,149
Funds held by reinsured companies	970,614	1,100,107
Deferred acquisition costs	437,741	409,332
Deposit assets	289,459	299,408
Net tax assets	87,667	81,235
Goodwill	429,519	429,519
Other	95,389	104,564

Total assets	$13,744,130	$12,679,898

Liabilities
Unpaid losses and loss expenses	$6,737,661	$5,766,629
Policy benefits for life and annuity contracts	1,223,871	1,277,101
Unearned premiums	1,136,233	1,194,778
Reinsurance balances payable	127,607	166,218
Ceded premiums payable	25,110	2,439
Funds held under reinsurance treaties	18,910	21,875
Deposit liabilities	333,820	344,202
Long-term debt	620,000	220,000
Net payable for securities purchased	93,318	1,580
Accounts payable, accrued expenses and other	128,627	127,026
Debt related to trust preferred securities	206,186	206,186

Total liabilities	10,651,343	9,328,034

Shareholders’ Equity
Common shares (par value $1.00, issued and outstanding: 2005, 56,730,195; 2004,
54,854,398)	56,730	54,854
Series C cumulative preferred shares (par value $1.00, issued and outstanding: 2005 and
2004, 11,600,000; aggregate liquidation preference: 2005 and 2004, $290,000,000)	11,600	11,600
Series D cumulative preferred shares (par value $1.00, issued and outstanding: 2005 and
2004, 9,200,000; aggregate liquidation preference: 2005 and 2004, $230,000,000)	9,200	9,200
Additional paid-in capital	1,373,992	1,288,292
Deferred compensation	(107)	(199)
Accumulated other comprehensive income:
Net unrealized gains on investments (net of tax amounting to: 2005, $13,639; 2004,
$40,429)	77,049	194,575
Currency translation adjustment	12,614	72,510
Retained earnings	1,551,709	1,721,032

Total shareholders’ equity	3,092,787	3,351,864

Total liabilities and shareholders’ equity	$13,744,130	$12,679,898

* As revised see Note 20.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Notes to Consolidated Financial Statements

1.	Organization

PartnerRe Ltd. (the Company) provides reinsurance on a worldwide basis through its principal wholly owned subsidiaries, Partner Reinsurance Company Ltd. (Partner Reinsurance), PartnerRe SA and Partner Reinsurance Company of the U.S. (PartnerRe U.S.). Risks reinsured include, but are not limited to property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines and life/annuity and health. The Company also offers alternative risk products that include weather and credit protection to financial, industrial and service companies on a worldwide basis.

The Company was incorporated in August 1993 under the laws of Bermuda. The Company commenced operations in November 1993 upon completion of the sale of common shares and warrants pursuant to subscription agreements and an initial public offering. In July 1997, the Company completed the acquisition of SAFR (subsequently renamed Partner Re SA), and in December 1998, the Company completed the acquisition of the reinsurance operations of Winterthur Group (Winterthur Re).

In August 2000, the Company concluded the sale of its indirect wholly owned subsidiary, PartnerRe Life Insurance Company of the U.S., and its subsidiaries (collectively PartnerRe Life U.S.), to SCOR Group. The Company purchased PartnerRe Life U.S. in December 1998 as part of the Winterthur Re acquisition. The Company, through a series of retrocession agreements with SCOR Group, retained certain annuity treaties following the sale.

2.	Significant Accounting Policies

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, including those that meet the consolidation requirements of variable interest entities (VIEs). The Company assesses the consolidation of VIEs based on whether the Company is the primary beneficiary of the entity in accordance with FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (FIN 46R). Under this accounting guidance, the Company consolidates the VIE if the Company is subject to a majority of the risk of loss from the entity’s activities or is entitled to receive a majority of the entity’s residual returns. (See Note 12 for additional information concerning FIN 46R and the deconsolidation of PartnerRe Capital Trust, which issued the Company’s trust preferred securities and PartnerRe Finance I, which owns the Trust.) Entities in which the Company has an ownership of more than 20% or less than 50% of the voting shares are accounted for using the equity method. (See Note 3(i) and Note 20 for additional information concerning its equity ownership in Channel Re.) The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While Management believes that the amounts included in the Consolidated Financial Statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Company’s principal estimates include:

•	Unpaid losses and loss expenses, including policy benefits for life and annuity contracts;

•	Gross and net premiums written and net premiums earned;

•	Recoverability of deferred acquisition costs;

•	Determination of other-than-temporary impairments of investments;

•	Recoverability of tax loss carry-forwards;

•	Valuation of goodwill; and

•	Valuation of certain derivative financial instruments.

Intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

(a)	Premiums

Gross premiums written and earned are based upon reports received from ceding companies, supplemented by the Company’s own estimates of premiums written and earned for which ceding company reports have not been received. Differences between such estimates and actual amounts are recorded in the period in which the estimates are changed or the actual amounts are determined. Net premiums written and earned are presented net of ceded premiums, which represent the cost of retrocession protection purchased by the Company. Premiums are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which is generally one to two years. Unearned premiums represent the portion of premiums written which is applicable to the unexpired risks under contracts in force. Premiums related to individual life and annuity business are recorded over the premium-paying period on the underlying policies. Premiums on annuity and universal life insurance policies for which there is no significant mortality or critical illness risk are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.

(b)	Losses and Loss Expenses and Life Policy Benefits

The Company’s non-life operations are composed of its Non-life and Alternative Risk Transfer (ART) segments. The liability for unpaid losses and loss expenses for non-life operations includes amounts determined from loss reports on individual treaties (case reserves), additional case reserves when the Company’s loss estimate is higher than reported by the cedants (ACRs) and amounts for losses incurred but not yet reported (IBNR) to the Company. Such reserves are estimated by Management based upon reports received from ceding companies, supplemented by the Company’s own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company’s own historical experience. To the extent that the Company’s own historical experience is inadequate for estimating reserves, such estimates may be determined based upon industry experience and Management’s judgment. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided. Any adjustments are reflected in the periods in which they become known.

The liabilities for policy benefits for ordinary life and accident and health policies have been established based upon information reported by ceding companies supplemented by the Company’s actuarial estimates of mortality, critical illness, persistency and future investment income, with appropriate provision to reflect uncertainty. Future policy benefit reserves for annuity and universal life products are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and critical illness claims in the process of settlement, and claims that have been incurred but not yet reported. Interest rate assumptions used to estimate liabilities for policy benefits for life and annuity contracts ranged from 1.5% to 5.5%. Actual experience in a particular period may vary from assumed experience and, consequently, may affect the Company’s operating results in future periods.

(c)	Deferred Acquisition Costs

Acquisition costs, primarily brokerage fees, commissions and excise taxes, which vary directly with, and are primarily related to, the acquisition of reinsurance contracts, are capitalized and charged to expense as the related premium revenue is recognized. Anticipated losses and loss expenses, other costs and investment income related to these premiums are considered in determining the recoverability of deferred acquisition

19. Unaudited Quarterly Financial Information

(in millions of U.S. dollars, except per share amounts)	2005 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2004 Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Net premiums written	$666.3	$770.8	$763.9	$1,414.9	$683.0	$805.3	$840.7	$1,523.7
Net premiums earned	907.0	915.5	880.3	896.4	942.3	943.8	954.8	892.8
Net investment income	94.1	93.3	90.2	86.8	80.0	69.6	74.9	73.5
Net realized investment
gains	57.9	56.0	55.6	37.4	38.6	32.8	8.0	37.8
Other income (loss)	14.7	8.6	(1.1)	12.8	4.4	6.8	3.3	2.8
Losses and loss expenses
and life policy benefits	815.4	1,111.3	546.2	613.9	625.3	660.9	619.6	569.9
Acquisition costs and other
operating expenses	276.5	283.1	277.9	282.6	295.5	310.7	294.7	271.9
Interest expense and net
foreign exchange losses
(gains)	10.3	8.9	9.9	7.3	(4.5)	9.4	10.2	9.0
Income tax expense
(benefit)	7.8	(39.1)	33.5	20.8	7.8	(8.3)	(2.5)	10.6
Interest in earnings of equity
investments	2.7	2.1	2.4	2.6	2.5	2.9	0.8	0.1
Net (loss) income	(33.6)	(288.7)	159.9	111.4	143.7	83.2	119.8	145.6
Preferred dividends	8.6	8.6	8.6	8.6	6.8	4.9	4.9	4.9
Net (loss) income available
to common shareholders	$(42.2)	$(297.3)	$151.3	$102.8	$136.9	$78.3	$114.9	$140.7
Basic net (loss) income per
common share	$(0.76)	$(5.48)	$2.76	$1.87	$2.58	$1.47	$2.14	$2.62
Diluted net (loss) income
per common share	$(0.76)	$(5.48)	$2.72	$1.84	$2.54	$1.46	$2.12	$2.59
Dividends declared per
common share	$0.38	$0.38	$0.38	$0.38	$0.34	$0.34	$0.34	$0.34
Common share price range
High	$70.50	$66.28	$66.62	$65.63	$62.63	$57.16	$58.70	$59.95
Low	59.81	58.73	57.37	60.17	53.74	50.34	54.69	53.75

20. Summarized Financial Information of ChannelRe Holdings Ltd. and Other Reclassification

    ChannelRe Holdings Ltd.

     Subsequent to the issuance of the December 31, 2005 financial statements, the Company’s Management determined that summarized financial information should be presented for its investment in ChannelRe Holdings Ltd., which is accounted for using the equity method. The following tables provide summarized financial information for ChannelRe Holdings for 2005 and 2004. As the Company calculates its share of ChannelRe Holdings on a one-quarter lag, the 2005 period includes summarized financial information for the period from October 1, 2004 to September 30, 2005 while the 2004 period includes summarized financial information for the period from February 12, 2004 (date of inception) to September 30, 2004. As ChannelRe Holdings has a financial year-end of December 31, this information is not presented in the annual financial statements of ChannelRe Holdings.

Balance Sheet Data (in millions of U.S. dollars):

	September 30,	September 30,
	2005	2004

Total investments available for sale	$579	$504
Cash and cash equivalents	5	33
Deferred acquisition costs	48	49
Other assets	9	12

Total assets	$641	$598
Deferred premium revenue	$187	$189
Loss and loss adjustment expense reserves	14	4
Other liabilities	5	13

Total liabilities	206	206
Minority interest	121	109
Shareholders’ equity	314	283

Total liabilities, minority interest and shareholders’ equity	$641	$598

Income Statement Data (in millions of U.S. dollars):

	For the twelve months from October 1, 2004 to September 30, 2005	For the period from February 12, 2004 to September 30, 2004

Premiums earned	$64	$41
Net investment income	18	9

Total revenues	82	50
Losses incurred	10	4
Amortization of deferred acquisition costs	16	11
Other expense	9	5

Total expenses	35	20
Minority interest	(13)	(8)

Net income	$34	$22

There is diversity in practice among financial guarantee insurers and reinsurers with respect to their accounting policies for loss reserves. Current accounting literature does not specifically address the unique characteristics of financial guarantee insurance contracts. The Securities and Exchange Commission has held preliminary discussions with the financial guarantee industry and the Financial Accounting Standards Board (FASB) in 2005, and the industry is expecting final guidance by the end of 2006. Such final guidance may require ChannelRe and its financial guarantee peers to change some aspects of their respective loss reserving policies and the potential change could extend to premium and expense recognition. The Company cannot currently assess how the FASB and SEC Staff’s ultimate resolution of the issue will impact ChannelRe.

Other Reclassification

     Separately, the Consolidated Balance Sheets have been revised to replace the total for investments and cash with a total for investments.